October 15, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-12719

Ladies and Gentlemen:

Set forth below are the responses of Goodrich Petroleum Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-12719, filed with the Commission on March 2, 2015 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year Ended unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 3

Oil and Natural Gas Reserves, page 8

1.	We note the statement in your filing that a sustained depression of oil and natural gas prices may affect your ability to obtain funding necessary to implement your development plan. Disclosure in your filing also states that you intend to fund your capital expenditure program with cash flows from your operations and borrowings under your credit facility. Considering the reduction in the borrowing base under your credit facility and negative cash flows from operating activities for the six months ended June 30, 2015, please tell us how you concluded that you have adequate financing to support the recordation of proved reserves reported as of December 31, 2014. Refer to Rule 4-10(a)(26) of Regulation S-X.

Securities and Exchange Commission

October 15, 2015

RESPONSE:

We respectfully submit that the determination of adequate financing to support the recordation of proved reserves reported as of December 31, 2014 was based on the best available information and good faith expectations at the time of the determination. At December 31, 2014, we had a borrowing base of $230 million under our senior credit facility, with $109 million of undrawn capacity as liquidity. At the time we filed the Form 10-K, we had just closed an approximate $50 million equity offering and a $100 million ($98 million net) second lien debt financing, which reduced the borrowing base to $150 million. These transactions further improved the Company’s liquidity, which would have allowed for PUD drilling in a timely manner had commodity prices not fallen.

We operate in a volatile and dynamic environment. Since the determination of our 2014 proved reserves, oil prices have declined significantly and have remained depressed. The forward pricing curve for WTI crude is currently $48.29, $51.29, $53.97, $56.01 and $57.58 for 2015, 2016, 2017, 2018 and 2019, respectively, compared to $56.57, $63.07, $66.73, $68.63 and $69.82 for 2015, 2016, 2017, 2018 and 2019, respectively, at the time of the determination of 2014 proved reserves. This decline in crude prices is the primary reason for our forward-looking cash flows as of June 30, 2015 being lower than our expectations when the 2014 reserves were determined.

The reduced forward-looking revenue and cash flow at the time of filing the Form 10-K caused us to raise the $100 million of second lien debt and approximately $50 million of equity so that we could execute our development plan. Since the filing of the Form 10-K, as oil prices have continued to fall, we have looked to other financing options, including the announcement in July and consummation in September of a sale of our Eagle Ford shale reserves and a portion of the related acreage. A significant portion of the proceeds from this sale were used to completely pay down our outstanding balance on our revolving credit facility. Thus, even though our borrowing base has been reduced, we have $75 million of availability under our senior credit facility to fund our capital expenditures. In addition, we have reduced our planned 2015 capital expenditures by approximately 73%. Thus, going forward, we believe these measures, along with our anticipated cash flow and changes to our development plan, will allow us to have adequate financing to support the development of our proved reserves.

Oil and Natural Gas Reserves, page 10

2.

You disclose that your proved undeveloped reserve development during 2014 was about 1% (or 3.2 BCFE) of your available booked PUD reserves at year-end 2013. In prior filings, you disclose that you developed 5% and 6% of your available PUD reserves during 2013 and 2012, respectively. Rule 4-10(a)(31)(ii) of Regulation S-X states “Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” It is the

Securities and Exchange Commission

October 15, 2015

staff’s position that it is reasonable to expect cumulative PUD conversion to have an average rate equivalent to about 20 percent per year. Your three year average appears to be four percent. Please explain to us how your future PUD conversion will comply with Rule 4-10(a)(31)(ii).

RESPONSE:

In accordance with Question 131.04 of the Commission’s Compliance and Disclosure Interpretations, only those PUDs that have a projected positive cash flow and for which a final investment decision has been made are included in our reserve reports. While the Company has made the final investment decision to drill these PUDs at the time the applicable PUD is booked, the timing of such drilling is subject to change based on a number of factors, many of which are unpredictable and beyond our control, such as (i) changes in commodity prices, (ii) anticipated cash flows and projected rate of return, (iii) access to capital, (iv) new opportunities with better returns on investment that were not known at the time of the reserve report, (v) asset acquisitions and/or sales and (vi) actions or inactions of other co-owners or industry operators. Minor movements in any one of these would not affect our decision; however, major movements in any one of these would cause us to reassess our development plan. During the six months ended June 30, 2015, there were multiple major movements including pricing, access to capital and property sales, which we have had to incorporate into a revised development plan. As such, the relative proportion of total PUDs that the Company develops may not necessarily be uniform from year to year, but could vary by year based upon the foregoing factors. We attempt to maximize the rate of return on capital deployed, which requires that we continually review all investment options available. As a result, at times we may delay or remove the drilling of certain projects, including scheduled PUD development, in favor of projects with a more attractive rate of return. At the time when the Company makes a revision with respect to a PUD location, the associated PUD reserves are deferred or removed from the reserve report.

At the time of filing our Form 10-K, we had a specific time table and access to capital to develop the PUDs over the five year period, as scheduled. The economics of the wells scheduled to be drilled were sufficient, and the Company had liquidity through excess capacity on its borrowing base to drill the scheduled PUDs. Additionally, we had access to several sources of capital and a history of accessing that capital over the 20 years of being a public company. Our PUD development schedule for the next five years will be determined based on expected capital availability and the economics of development opportunities in our overall portfolio among other factors, including (i) changes in commodity prices, (ii) anticipated cash flows and projected rate of return, (iii) access to capital, (iv) new opportunities with better returns on investment that were not known at the time of the reserve report, (v) asset acquisitions and/or sales and (vi) actions or inactions of other co-owners or industry operators. Lower commodity prices obviously impact both capital availability and well economics, but this is offset in part by correspondingly lower drilling services and materials cost. Rates for certain classes of drilling rigs have fallen by approximately 40% compared to a year ago. As discussed above, we have raised approximately $98 million of net proceeds from the issuance of $100 million of 8.00% Senior Secured Notes due 2018 and disposed of significant acreage positions resulting in net proceeds of approximately $116 million. We are currently still in the process of finalizing our capital expenditure budget for 2016, which will incorporate all of the issues

Securities and Exchange Commission

October 15, 2015

described above and be the basis for our PUD development schedule included in our year-end 2015 reserve report. As such, the Company feels confident in its ability to sustain its development drilling program over the five year period, to develop its PUD reserves, but timing can vary based on the factors listed above.

3.	Please furnish us with an analysis comparing the PUD locations that had been scheduled to be drilled in 2013 by your year-end 2012 reserve report, 2014 by your year-end 2013 reserve report and the first half of 2015 by your year-end 2014 reserve report to those PUD locations that were actually drilled in each of these periods. Include a spread sheet comparison of the pre-drill and post-drill estimated ultimate recoveries for the PUD locations that were drilled.

RESPONSE:

We acknowledge the Staff’s comment and are simultaneously providing the requested response supplementally pursuant to a Rule 83 confidential treatment request to Mr. H. Roger Schwall of the Staff, by cover letter dated October 15, 2015.

4.	We note that the incurred 2014 unit PUD development cost appears to be about $11.72/MCFE (=$37.5 million/3.2 BCFE), that for 2013 is about $5.75/MCFE and that for 2012 is about $4.29/MCFE. The unit development cost projected in the 2014 standardized measure appears to be about $4.41/MCFE (=$657 million/149 BCFE). Please explain to us the reasons for the discrepancy between the projected and the actual unit development costs for the last two years.

RESPONSE:

The 2014 unit PUD development cost were significantly higher than projections due to an issue associated with drilling operations on one well, which required sidetrack operations, resulting in an incremental cost of approximately $12.3 million. Excluding the cost associated with this one incident, our 2014 unit PUD Development cost would have been approximately $5.44/MCFE (=$17.4 million/3.2 BCFE).

Lease Expiration, page 11

5.	We note that the leases for approximately 73% of your undeveloped acreage will expire over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

RESPONSE:

We have 4,252.71 net acres whose expiration date precedes the scheduled date for initial PUD reserves development. Approximately 8.4 BCFE, or 5.7% of our proved undeveloped reserves as of December 31, 2014 were attributed to this acreage. In line with our past practice, we plan to drill or renew any leases associated with this acreage prior to expiration.

Securities and Exchange Commission

October 15, 2015

Net Production, Unit Prices and Costs, page 12

6.	Please explain to us:

•	the omission of Tuscaloosa Marine Shale gas sales;

•	the projected initial date, if any, of TMS gas sales; and

•	the figures for 2014 TMS proved gas reserves, if any.

RESPONSE:

The TMS is approximately 92-99% oil and we do not sell any gas produced in the TMS due to the lack of sufficient gathering lines and other infrastructure necessary to economically transport such gas. Further, we do not currently have plans to sell any gas produced from the TMS in the future. Accordingly, there are no figures for the 2014 TMS proved gas reserves.

Risk Factors, page 17

We have limited control over the activities on properties we do not operate, page 24

7.	Please expand this discussion to disclose the portion of production and the portion of reserves attributable to your non-operated properties.

RESPONSE:

We acknowledge the Staff’s comment to revise our disclosure to disclose the portion of production and the portion of reserves attributable to our non-operated properties. The Company proposes to include the following revised and expanded disclosure in the Company’s upcoming quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015 (new proposed disclosure is reflected in italics):

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. For example, Chesapeake operates certain properties in the Haynesville Shale. As of December 31, 2014, approximately 28% of our reserves were attributable to non-operated properties. Additionally, for the nine months ended September 30, 2015, approximately 28% of our production was attributable to non-operated properties. We have less ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them versus those fields in which we are the operator. Our dependence on the operator and other working interest owners for these projects and our reduced influence or ability to control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital and lead to unexpected future costs.

Securities and Exchange Commission

October 15, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 39

8.	We note that you were in compliance with existing covenants under your senior credit facility at December 31, 2014 and at June 30, 2015. Disclosure in your Form 10-Q for the period ended June 30, 2015 states that it may be necessary for you to seek debt covenant relief, or if covenant relief is not received, restructure your debt. Please revise your disclosure to provide additional information regarding the steps you are taking to avoid a covenant breach or otherwise address the breach (e.g., obtaining a waiver). Your revised disclosure should explain the reasonably likely impact of the breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, section IV.C. of SEC Release No. 33-8350.

RESPONSE:

The Company is currently in compliance with all covenants under the senior credit facility. The financial covenants under the senior credit facility are tested quarterly, with the most-recent test date being September 30, 2015. Compliance at that point will be determined when the financial statements for the quarter ended September 30, 2015 are finalized, which will occur within 40 days following the end of such fiscal quarter. As a part of our current semi-annual borrowing base redetermination process under the senior credit facility, we expect to receive, if necessary, financial covenant relief in the form of amendments to the existing financial covenants.

Securities and Exchange Commission

October 15, 2015

*    *    *    *    *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Steve Gill of Vinson & Elkins L.L.P. at (713) 758-4458.

Very truly yours, GOODRICH PETROLEUM CORPORATION

By:	/s/ Robert C. Turnham
Name:	Robert C. Turnham
Title:	President and Chief Operating Officer

Enclosures

cc: Stephen M. Gill, Vinson & Elkins L.L.P.